UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CI&T Inc
(Name of Issuer)

Class A common shares, par value US$0.00005 per share
(Title of Class of Securities)

G21307106
(CUSIP Number)

August 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	G21307106

1.	NAME OF REPORTING PERSONS

BC Gestão de Recursos Ltda

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

841,463

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

841,463

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,463

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

CUSIP No	G21307106

1.	NAME OF REPORTING PERSONS

Brasil Capital Adviser LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

14,527

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

491,466

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

491,466

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No	G21307106

1.	NAME OF REPORTING PERSONS

Ary Cera Zanetta Neto

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

855,990

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,332,929

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,929

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	G21307106

1.	NAME OF REPORTING PERSONS

Andre Carvalhaes Ribeiro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

855,990

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,332,929

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,929

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	G21307106

Item 1.	(a).	Name of Issuer:

CI&T Inc

(b).	Address of Issuer's Principal Executive Offices:

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Campinas – State of São Paulo 13086-530 - Brazil

Item 2.	(a).	Name of Person Filing:

BC Gestão de Recursos Ltda Brasil Capital Adviser LLC Ary Cera Zanetta Neto Andre Carvalhaes Ribeiro

(b).	Address of Principal Business Office, or if None, Residence:

BC Gestão de Recursos Ltda

Rua Minas de Prata n. 30, Edificio Plaza JK, 16 andar, conjunto 161

Vila Olimpia, São Paulo, São Paulo, Brazil, CEP 04.552-080

Brasil Capital Adviser LLC

323 Sunny Isles Blvd. 7th Floor, Room 724

Sunny Isles Beach, Florida 33160

Ary Cera Zanetta Neto

c/o BC Gestão de Recursos Ltda

Rua Minas de Prata n. 30, Edificio Plaza JK, 16 andar, conjunto 161

Vila Olimpia, São Paulo, São Paulo, Brazil, CEP 04.552-080

Andre Carvalhaes Ribeiro

c/o BC Gestão de Recursos Ltda

Rua Minas de Prata n. 30, Edificio Plaza JK, 16 andar, conjunto 161

Vila Olimpia, São Paulo, São Paulo, Brazil, CEP 04.552-080

(c).	Citizenship:

BC Gestão de Recursos Ltda – Brazil Brasil Capital Adviser LLC – Delaware Ary Cera Zanetta Neto – Brazil Andre Carvalhaes Ribeiro – Brazil

(d).	Title of Class of Securities:

Class A common shares, par value US$0.00005 per share

(e).	CUSIP Number:

G21307106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

841,463 shares deemed beneficially owned by BC Gestão de Recursos Ltda

491,466 shares deemed beneficially owned by Brasil Capital Adviser LLC

1,332,929 shares deemed beneficially owned by Ary Cera Zanetta Neto

1,332,929 shares deemed beneficially owned by Andre Carvalhaes Ribeiro

(b)	Percent of class:

4.2% deemed beneficially owned by BC Gestão de Recursos Ltda

2.5% deemed beneficially owned by Brasil Capital Adviser LLC

6.7% deemed beneficially owned by Ary Cera Zanetta Neto

6.7% deemed beneficially owned by Andre Carvalhaes Ribeiro

(c)	Number of shares as to which BC Gestão de Recursos Ltda has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	841,463	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	841,463	.

Number of shares as to which Brasil Capital Adviser LLC has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	14,527

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	491,466

Number of shares as to which Ary Cera Zanetta Neto has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	855,990

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,332,929

Number of shares as to which Andre Carvalhaes Ribeiro has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	855,990

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,332,929

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Brasil Capital Adviser LLC and BC Gestão de Recursos Ltda.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2023
(Date)

BC Gestão de Recursos Ltda* By: /s/ Felipe Graner
(Signature)

Felipe Graner, as Manager
(Name/Title)

Brasil Capital Adviser LLC* By: /s/ Christian Klotz
(Signature)

Christian Klotz, as Sole Manager
(Name/Title)

Ary Cera Zanetta Neto* By: /s/ Ary Cera Zanetta Neto
(Signature)

Andre Carvalhaes Ribeiro* By: /s/ Andre Carvalhaes Ribeiro
(Signature)

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated August 31, 2023 relating to the Class A common shares, par value US$0.00005 per share of CI&T Inc, shall be filed on behalf of the undersigned.

BC Gestão de Recursos Ltda By: /s/ Felipe Graner
(Signature)
Felipe Graner, as Manager
(Name/Title)

Brasil Capital Adviser LLC By: /s/ Christian Klotz
(Signature)

Christian Klotz, as Sole Manager
(Name/Title)

Ary Cera Zanetta Neto By: /s/ Ary Cera Zanetta Neto
(Signature)

Andre Carvalhaes Ribeiro By: /s/ Andre Carvalhaes Ribeiro
(Signature)